Tidal Trust II 485BPOS

Exhibit 99.(p)(ix)

IAAR 204A-1 requires all IAs registered with the SEC to adopt a COE that sets forth standards of conduct that reflect our fiduciary obligations and required compliance with federal securities laws. The FDA Code of Ethics (Code) sets forth standards of professional conduct expected of employees to ensure compliance with federal securities statutes, safeguard material non-public information about client transactions, address conflicts of interest that arise from personal trading, and promote compliance with fiduciary standards with regard to their general affiliation with the firm and the clients advised by the firm.

These guidelines are not intended to address every situation. Employees are expected to obey all securities laws. The firm recognizes its need to respond flexibly to dynamic business needs and circumstances. Accordingly, FDA reserves the right to revoke, modify, interpret, and apply its guidelines, policies, or procedures at its sole discretion, and without prior notice. This Code is not intended to be a contract or legally binding agreement, nor does it promise specific treatment in specific situations. For more information about the Code, please consult the CCO. Unless specifically stated otherwise, this COE is applicable to all employees of the firm as defined at the start of this Manual.

All employees of the firm are expected to:

•	Place the interests of our clients first.
•	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, co-workers, management, colleagues in the investment profession, and regulators.
•	Use reasonable care and exercise independent professional judgment when engaging in the professional activities of the firm.
•	Encourage others to behave in a professional and ethical manner that will reflect positively on themselves and the firm.
•	Comply with applicable state and federal securities laws and promptly report to the CCO any suspected violations. Be proactive! If you see an opening for a potential problem, report it to the CCO.

Here are the do NOTs:

•	Do not defraud our clients in any manner;
•	Do not mislead a client, including by making a statement that omits material facts;
•	Do not engage in any act, practice or course of conduct which operates as a fraud or deceit upon a client;
•	Do not engage in any manipulative practice with our clients; and
•	Do not engage in any manipulative practice with securities.

Fiduciary duties are imposed by operation of law because of the nature of the relationship between the two parties – advisers and clients.

An IA has an affirmative duty to act in the best interests of its clients (utmost good faith). As a fiduciary, an adviser is prohibited from overreaching or taking unfair advantage of a client’s trust and must avoid conflicts of interest. The IA must be sensitive to the possibility (conscious and unconscious) of providing conflicted advice. An IA may be disciplined even when there is no intent to injure a client and the client does not suffer a loss.

Obligations that flow from an adviser’s fiduciary duties include:

Full Disclosure of Material Facts. An IA has an obligation of full and fair disclosure of all facts material to the client’s engagement of the IA. An IA must disclose material facts to its clients whenever failure to do so would deceive, mislead, or operate as fraud upon any client.

Avoid Conflicts of Interest. Advisers must avoid conflicts of interest as much as possible. Conflicts which cannot be avoided must be disclosed. The disclosure must include all material facts regarding the conflict, or potential conflict, and a summary of the manner in which the firm seeks to mitigate the conflict, so that the client can make an informed decision whether to engage the IA. (See Conflict of Interest section of the Introduction Chapter)

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Disclose Disciplinary Events and Financial Condition. The firm is required to disclose material facts about criminal, disciplinary, legal, and financial events. (See Employees section in the Operations and Business Management Chapter)

Provide Suitable Advice. IA’s must decide that the advice given to clients is suitable after making a reasonable inquiry into the client’s financial situation, investment experience and investment objective.

Reasonable Basis for Recommendations. An IA must ensure that adequate and accurate recommendations, representations, and projections are given to clients. The IA should have a reasonable, impartial, and independent basis for the recommendation, not simply rely upon information provided by a third party.

Best Execution. Where an IA directs brokerage, it has an obligation to seek best execution of clients’ securities transactions. It must seek execution of transactions for clients in such a way that the client’s total cost or proceeds in each transaction is the most favorable under the circumstances. (See Best Execution section in the Trading Chapter).

Proxy Voting. When authorized to vote client proxies, the IA must vote the proxies in the best interest of its clients and cannot subrogate the client’s interests to its own. (See Proxy Voting section in the Clients Chapter).

The giving and receiving of gifts by employees of the firm may result in a conflict of interest. However, employees may give and receive business-related gifts and entertainment, if such gifts and entertainment are not of significant value, excessive or lavish. Employees are expected to perform in a manner that is consistent with the best interests of the adviser and its clients and shall not sway or be persuaded based on gifting or entertaining activities. These polices do NOT apply to gifts/entertainment between relatives.

1. DEFINITIONS

Gifts may include, but are not limited to merchandise (wine, food, books, flowers, gift cards for restaurants, electronic devices); use of facilities or property for trips/dinners (including transportation and lodging costs); or any other item of significant value. For our purposes, a gift will be considered of significant value if it exceeds $200.00 (either one single gift, or in aggregate on an annual basis).

Marketing items such as pens, folios, bags, coffee mugs or clothing items with a company's logo and gifts of less than significant value may be accepted without the CCO's approval.

Entertainment is only entertainment if a representative of the company offering/providing the entertainment is also attending the event (otherwise, it will be deemed to be a gift). Entertainment may include but not be limited to:

•	meals;
•	sports, musical, hunting or theatre events; and/or
•	trips, conferences, or seminars (either local or out of town) for which the giver offers to pay for transportation, lodging, meals and/or event expenses.

For our purposes, an entertainment event will be considered of significant value if it exceeds $400.00 per person, per event. Entertainment provided by an employee of the firm must be paid for by the firm as a reasonable business expense, if not paid by the other party.

Entertainment of less than significant value may be accepted without the CCO's approval.

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2. PROCEDURES

Log It:

Employees who accept, directly or indirectly, anything (gift or entertainment) of value from any person or entity that does or would like to do business with or on behalf of the firm (including clients and potential clients), shall record the gifts/gratuities. The Gift and Entertainment Log or similar mechanism may be used.

Employees who give anything (gift or entertainment) of value to any person or entity that does or would like to do business with or on behalf of the firm (including clients and potential clients), shall record the gifts/gratuities. The Gift and Entertainment Log or similar mechanism may be used.

Get Approved:

Any gift or entertainment of significant value must be approved by the CCO PRIOR to acceptance or distribution by the employee.

The CCO will review the logs quarterly.

3. PROHIBITIONS

No employee may give or accept cash gifts or cash equivalents (cash cards) to or from any person or entity that does or would like to do business with or on behalf of the firm (including clients and potential clients).

Employees are prohibited from giving anything of value to union officials; ERISA plan officers, directors, and/or employees; or domestic/ foreign government/regulatory officials and/or employees.

Bribes and kickbacks are criminal acts, strictly prohibited by law. Employees must not offer, give, solicit, or receive any form of bribe or kickback.

1. DEFINITIONS

An Insider includes a company’s officers, directors, and employees, as well as those who have a confidential relationship to the company. These would include, among others, a company's attorneys, accountants, consultants, bank lending officers, printers, and the employees of such organizations. The company must have an expectation that the outsider will keep the disclosed nonpublic information confidential and the relationship must imply such a duty before the outsider will be considered an insider.

Insider trading is:

•	Buying or selling securities while in possession of material, non-public information
•	Tipping which involves the disclosure of material, non-public information to friends, business associates, family members, and other "tippees"
•	Securities trading by the person "tipped"
•	Recommending the purchase or sale of securities based on material, non-public information
•	Assisting someone who is engaged in any of the above activities

**Insider trading is very broadly defined, ever changing and ILLEGAL! **

Material, Nonpublic Information is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities were it to be disclosed in the public domain. Material information does not have to directly relate to a company's business. .

Material information often relates to, but is not limited to, a company’s dividend changes, changes in previously released earnings estimates, significant merger or acquisition proposals, earnings projections, management developments, significant new products or contracts, major litigation, liquidity issues, potential tender offers, advance news of a private investment in public company (PIPEs) and changes in debt ratings. Material information may also relate to the underlying market demand for that company’s securities. For example, information about a substantial order to purchase or sell the company’s stock.

19 §204A of IAA – Prevention of Misuse of Nonpublic Information.

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Assessments of materiality involve a highly fact-specific inquiry; no simple test exists to determine when information is material.

Nonpublic information is information that is not available to members of the general investing public, which means the information has not been disseminated broadly to investors in the marketplace. Information may be deemed “public” if it has been made available to the public through news reporting services, SEC filings or publications of general circulation.

Firm Inside Information is information about decisions the firm is making or actively contemplating making about securities transactions and holdings in client accounts.

If you have questions, please consult the CCO immediately.

2. PROCEDURES

The firm forbids any of its employees from trading, either personally or on behalf of others (including mutual funds, private accounts, family, or friends) on material, non-public information or communicating material, non-public information to others in violation of the federal securities laws.

Employees must report to the CCO all business, financial or personal relationships that may result in access to material, non-public information.

If an employee has any reason to believe they may have material, non-public information:

•	They should report the matter immediately to the CCO, disclosing all information believed to be relevant. The CCO shall consult outside legal counsel, as appropriate.
•	Do NOT buy or sell any security to which the information relates for ANY accounts.
•	Do NOT communicate the information to anyone within or outside of the firm, other than the CCO.
•	The CCO shall decide whether to add or remove the company from the firm’s restricted list, if used.
•	Secure the information.

Employees may use firm inside information to perform their ordinary business functions but may NOT disseminate this information to anyone outside of the firm. Employees may not use firm inside information to trade for the benefit of their personal accounts.

Restricted List. If the firm (via an employee) receives material non-public information, and for certain firm inside information, the CCO may require that a security not trade for specified time periods. The security will be designated as “restricted” by the CCO and added to the Restricted List. Employees are prohibited from trading any security on the restricted list for clients and personal accounts. Trading restrictions extend to options, rights or warrants relating to restricted securities and any securities convertible into restricted securities. The CCO will disseminate the Restricted List to employees as it is updated. An employee may request in writing that a security be removed from the Restricted List.

3. OVERSIGHT

The CCO will periodically review trading activity in all accounts advised by the firm, as well as employees' personal accounts, for any suspicious activity or appearance of impropriety. See the Personal Trading and Outside Brokerage Accounts section later in this Chapter.

The CCO will take reasonable steps to investigate possible misuse of material, non-public information by any employee. The need for and extent of the investigation will be determined by reasonable criteria including: the security, timing and/or nature of the transaction. The investigation will be documented.

4. SPECIAL CIRCUMSTANCES

Expert Networks. The firm does not interact with or use Expert Networks. These are firms in the business of connecting clients, with persons who have special expertise in an area of interest. Experts can include

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academics, scientists, engineers, doctors, lawyers, suppliers, and professional participants in the relevant industry, including in some cases even former employees of the company of interest.

**The use of an expert network must be pre-approved in writing by the CCO**

Private contact with public companies. Information received from company representatives during a conference call that is open to the investment community is public. However, information disclosed in any meeting or contact that is not open to the investment community, may cause issues.

All calls, contacts, or meetings with a member of an expert network or employee of a public company must be reported in writing to the CCO prior to the call, contact, or meeting.20 The CCO may provide employees with additional guidance for these interactions.

5. SANCTIONS

Penalties for trading on material nonpublic information are severe, both for the individuals involved and their employers. An employee of the firm who violates the insider trading laws may be subject to the penalties listed, even if he or she does not personally benefit from the violation. A supervisor or manager of another employee may be subject to the penalties listed if the other employee is engaging in insider trading and regulators determine that the supervisor or manager should have known that a supervised employee was engaged in insider trading. Penalties include criminal sanctions (fines and/or imprisonment); regulatory sanctions (disgorgement and/or fines); and being permanently barred from securities industry. This is in addition to the termination of your employment.

Note: you may be paying an attorney between $300-$1,400/hour to fight these charges while you are unemployed.

An employee’s OBA should not interfere with their duties and responsibilities as an employee of the firm, nor should the activities be perceived to conflict with the firm’s business or its clients. The firm will evaluate and disclose (Form ADV/Form U4), as required, the outside business activities of our employees.

An outside business activity (OBA) is defined as any other current business activity either as an employee, independent contractor, proprietor/owner, officer, partner, director, trustee, agent OR otherwise being compensated or having the reasonable expectation of compensation because of any business activity outside the scope of your association with the firm.

Note: The firm requires that volunteer and other activities with charitable, civic, political, and fraternal organizations, be reported as well.

Note: Any employee serving as a director of a publicly traded company will be isolated through information barriers from those making investment decisions regarding the issuer.

Securities/Insurance Brokerage. The firm does not allow employees to maintain an affiliation as a registered representative of a FINRA member broker-dealer and/or as a licensed insurance agent with an insurance agency.

Disclosures required:

•	Initial. Newly hired employees must disclose their OBAs to the CCO for review and approval before continuing their involvement with their OBAs while employed by the firm. Outside Business Activity Request/Update
•	Ongoing. Employees must disclose OBAs and receive approval from the CCO before engaging in the activity. Employees must update any previously disclosed OBAs as changes occur, particularly if the role expands.

[20]	Contacts include meals, parties, golf outings etc.

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•	Annual. Employees are required to submit an annual disclosure and affirmation regarding their OBAs.

Outside Business Activity Annual Acknowledgement

•	Regulatory. If appropriate, the employee’s Form U4 and/or Form ADV Part 2B will be updated with a disclosure of the activity. Employees are responsible for the accuracy of their Forms U4 and ADV Part 2B.

1. DEFINITIONS

Beneficial ownership arises whenever an investment adviser representative has a direct or indirect pecuniary interest and is defined very broadly. An investment adviser representative has a “beneficial interest” not only in securities he or she owns directly, but also in securities held by:

•	his or her spouse, minor children or relatives who live full time in his or her home (blood, marriage, or adoption),
•	another person if the employee obtains benefits substantially equivalent to ownership (through any contract, understanding, relationship, agreement, or other arrangement) and
•	certain types of entities that the employee controls or in which he or she has an equity interest (for example: trusts, partnerships, corporations.)

Reportable accounts include any account (having the capability of holding/trading securities21) for which the investment adviser representative has a “beneficial ownership” interest. This concept is broad and occurs whenever the investment adviser representative has a direct or indirect pecuniary interest in the account.

Reportable security is a “security” as defined in section 202(a)(18) of the IAA. “Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

Exchange Traded Funds (ETFs) (both open ended and unit investment trust versions) are reportable securities.22

Reportable security does NOT include:

•	Direct obligations of the Government of the United States;
•	Bankers' acceptances, bank certificates of deposit, commercial paper and high-quality short- term debt instruments, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares issued by open-end funds (mutual funds) other than reportable funds[23];
•	Shares of 529 Plans[24]; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

[21]	If the account can hold/ trade securities, whether it does or not, the account is considered reportable.
[22]	National Compliance Services, SEC No-Action Letter, 11/30/2005
[23]	Reportable funds are mutual funds for which the firm or a control affiliate acts as the IA or underwriter to the mutual fund.
[24]	WilmerHale, LLP, SEC No-Action Letter, 07/28/2010. This exclusion applies only if the IA or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan.

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Initial Public Offerings are defined as a registered offering of securities of a company under the Securities Act of 1933 (the “Securities Act) that is not subject to the reporting publications under §13(a) or 15(d) of the Securities SEA34 of 1934 (the “Exchange Act).

Limited Offerings include sales of equity securities in private placements under Section 4(2) of the Securities Act of 1933, as amended, or limited offerings under Section 4(5) of the Securities Act of 1933, as amended, or the safe harbors therefrom under Regulation D under the Securities Act.

2. GENERAL GUIDELINES

These policies and procedures do not limit the ability of employees to engage in personal securities transactions. However, FDA reserves the right to further restrict personal investment and trading at any point the CCO deems appropriate.

FDA has adopted the following principles to govern personal investment activities by Supervised Persons:

•	Employees will adhere to the highest standards of ethical conduct;
•	The interests of clients will always be placed above the interests of FDA and its employees;
•	Appropriate investment opportunities must be considered for and/or offered to clients first before FDA or any employee may act on them;
•	All personal securities transactions will be conducted in such a manner as to avoid or mitigate any actual or potential conflict of interest and so as to avoid any abuse of an individual’s position of trust and responsibility;
•	Employees should not take inappropriate advantage of their positions;
•	Employees are solely responsible for any violation of this Code by a household member thereof;
•	Employees will not engage in any transaction that would be in violation of any governing agreement; and
•	Employees that serve as directors or officers of publicly traded companies must be aware of such companies’ own trading policies and restrictions, including any “black-out” periods.

All employees are required to comply with applicable federal and state securities laws. Failure to adhere to federal and state securities laws could expose FDA and its employees to sanctions imposed by the SEC or law enforcement officials. These sanctions may include, among others, suspension, or termination of employment by FDA, or criminal or civil penalties.

All employees are required to report holdings and transactions in reportable securities (defined above) in which they have beneficial ownership, a term defined above. You may not use confidential or proprietary information, obtained during your employment or association with FDA, for your personal investment purposes or for your personal gain, and you may not share such information with others for their personal benefit. The following restrictions and limitations govern investments and personal securities transactions by all employees (and their respective household members).

It is the duty of all employees to act in a manner that avoids any conflict of interest or the appearance of a conflict of interest with clients. In addition, it is the responsibility of each employee to comply with all applicable Federal Securities Laws and the guidelines set forth below.

Employees may not disclose any non-public information (whether or not it is material) relating to FDA or securities transactions on behalf of Clients to any person outside FDA (unless such disclosure has been authorized by FDA). You may not communicate material, non-public information to anyone, including persons within FDA, except as permitted by this Code and related policies outlined in this Manual. All material non-public information must be secured. For example, access to files containing material, non- public information should be restricted, and conversations containing such information, if appropriate at all, should be conducted in a private setting to the extent practicable. Conversations in public places, such as elevators, restaurants, and airplanes, should be limited to matters that do not pertain to information of a sensitive or confidential nature. Disclosure restrictions are not intended to preclude an employee’s rights under the Whistleblower Policy.

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The CCO will review and consider any proper request for relief or exemption from any restriction, limitation or procedure contained in this Code which an employee believes will cause a hardship. The decision of the CCO is completely within his discretion.

3. PROCEDURES

Transactions and Accounts Covered

Employees are required to submit to the CCO the following reports:

25:

1.	Initial Holdings Report. Each employee is required to provide an Initial Holdings Report listing all holdings in reportable securities to the CCO (or such other person designated by the CCO) within 10 days after first becoming an employee. The information contained in an Initial Holdings Report must be current as of a date no more than 45 days prior to the date of becoming an employee.

2.	Quarterly Trade Reports. Each employee must also file with the CCO (or such other person designated by the CCO) periodic reports of personal transactions in reportable securities within 30 days after the end of each calendar quarter. Each employee must file a Quarterly Transactions Report even if no purchases or sales of securities are made during the period covered by the report.

3.	Annual Holdings Report. Each employee must submit an Annual Holdings Report within 30 days after the end of each calendar year, and the information must be current as of a date no more than 45 days prior to the date such report is submitted.

To satisfy the reporting obligations outlined herein, each employee will be responsible for submitting a copy of: (i) all transaction confirmations for each account in which such employee or a household member thereof directly or indirectly holds a reportable security, and (ii) all account statements for each such account (collectively, “Brokerage Statements), or otherwise ensuring that the CCO has access to such Brokerage Statements. An employee is not required to provide information that is contained in Brokerage Statements sent to the CCO or such other designated person in accordance with this Code, if such Brokerage Statements are provided to the CCO or such other designated person/system consistent with the required timing set forth above. Employees are still responsible to validate such reports annually and quarterly as directed by the CCO.

Cryptocurrencies

A cryptocurrency is a digital asset designed to work as a medium of exchange that uses strong cryptography to secure financial transactions, control the creation of additional units, and verify the transfer of assets. There is some debate as to whether cryptocurrencies are securities. If there is a centralized third party, along with purchasers of a cryptocurrency with an expectation of a return, then the transaction should be considered a securities transaction. Bitcoin is not deemed to be a security because it is decentralized: there is no central party whose efforts are a key determining factor in the enterprise. In addition, ether is also not a security because the Ethereum network is also decentralized. Supervised Persons are not required to pre-clear, or report transactions or holdings related to cryptocurrencies which are not deemed to be securities.

Until further notice, cryptocurrencies that are deemed to be securities and Initial Coin Offerings (ICOs) are included in the definition of a reportable security. If there is any question by an employee as to whether a security is “covered” under this Code, s/he should consult with the CCO for clarification on the issue before entering any trade for his/her personal account. Exceptions from reporting requirements26. Employees need not submit:

[25]	These requirements also extend to any account, other than client accounts, over which the employee has discretionary authority (e.g., trustee, executor, power of attorney, etc.).
[26]	If you have only one access person (i.e., yourself), you are not required to submit reports to yourself or to obtain your own approval for investments in any security in an initial public offering or in a limited offering, if you maintain records of all of your holdings and transactions that this section would otherwise require you to report. IAAR 204A-1(d)

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•	Any report with respect to securities held in accounts over which the employee has no direct or indirect influence or control;
•	A transaction report with respect to transactions effected pursuant to an automatic investment plan;

Automatic investment plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

Trading.

Personal securities transactions will be conducted to avoid any actual or potential conflicts of interest and should avoid even the appearance of unfairness or impropriety.

Should an employee desire to purchase or sell a security in which the firm is currently active, a waiting period of one business day will apply, before acting on his/her own behalf unless the transaction can be included as part of a block trade conducted with the firm’s clients on an average price basis.

The firm reserves the right to require any employee to reverse, cancel or freeze (at the employee’s expense) any transaction or position in a specific security that the firm believes violates its policies or this Code or appears improper.

Any question concerning an employee’s personal securities trading will be resolved in favor of the interest of clients, even if this is at the expense of the employee’s personal interest.

Pre-approval of certain investments.

Employees must obtain the approval of the CCO before directly or indirectly acquiring beneficial ownership in any security in an initial public offering (IPO) or in a limited offering (private placement).

Employees must preclear with the CCO any option writing.

Employees must receive pre-approval from the CCO before accepting a trustee position for any person or entity.

The CCO may reject a proposed transaction or request for any reason and need not explain the reasoning to the requesting employee.

Prohibited Transactions.

•	Employees may not trade, personally or on behalf of others (including client accounts), any security that is currently on the firm’s Restricted List.

•	To deter market timing, employees are required to hold any sub-advised ETF they purchase for a period of 90 days. This restriction applies to accounts for which employees have a direct or indirect beneficial interest, including household members.

•	Employees and household members are prohibited from selling short any security which is owned in a client portfolio, including the ETF.
•	See also the section on Insider Trading.

Review. The CCO shall review the submitted statements, holdings and transaction reports for accuracy, inconsistencies, insider trading issues and any other potential violations of this Manual. The COO is designated to review the CCO’s submitted statements.

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IAAR 206(4)-5 only applies if the firm provides or is considering whether to provide investment advisory services to a Government Entity. Implementation of appropriate policies and procedures is vital because the IAAR provides that the firm may not receive compensation for providing IA services to a government entity for two years after the date a contribution to an official of the government entity that is made by the firm or any of its covered associates (including a person who becomes a covered associate within two years after the contribution is made).

It is FDA’s policy that no employee is permitted to make a political contribution to any candidate, officeholder, political party, or PAC. If an employee seeks an exception to this policy, the CCO will seek approval from Tidal Trust II.

This Manual and its Code of Ethics does not address every possible situation that may arise thus, employees are responsible for exercising good judgment, applying ethical principles, and reporting potential violations or violations of the Manual to the CCO.

Inconsistencies are to be reported to the CCO, unless the CCO is involved, in which case report to one of the firm’s other management employees. No employee will suffer retaliation based on good faith reporting. We use the term “inconsistencies” here because we explicitly want employees to report prior to a violation, if possible. Be proactive. If processes are lax, speak up. An issue cannot be addressed if we do not know about it.

The CCO in consultation with management will establish a disciplinary regime for addressing violations. Potential actions may include but not be limited to:

Warning	Withdrawal of privileges
Internal reprimand	Remedial training
Letter of censure	Enhanced supervision
Reverse trade	Suspension
Disgorgement of profit	Termination of employment
Fine

If the CCO determines that a violation of the Manual has occurred, remedial or corrective action will be taken. The CCO, in consultation with outside counsel, will determine whether a violation of the firm's policies and procedures require reporting to one of the firm’s regulators. Materials pertaining to the violation, the investigation and corrective action, will be retained.

All employees have a duty to observe the highest standards of business and personal ethics while discharging their professional responsibilities on behalf of FDA and to report suspected violations of the Code of Ethics, Compliance Manual or securities laws in the manner described in this policy. Employees are advised to first share any questions, suggestions, concerns, or complaints with the CCO of FDA who can address them properly. However, if an employee is not comfortable speaking with the CCO of FDA, or is not satisfied with the initial response, the employee is advised to file a complaint under this policy. Supervisors are required to report suspected compliance violations to the CCO. All reports to the CCO by a supervisor will be handled per the process outlined in this policy. Any employee of FDA may also directly contact the SEC’s Office of the Whistleblower at (202) 551-4790.

This policy offers protection from retaliation for employees who make any complaint related to a known or suspected compliance violation (Reporting Person), if the complaint is made in good faith. “Good faith” means the Reporting Person has a reasonable belief that the complaint is true and is not being conveyed for personal gain or other ulterior motive.

Any acts of retaliation against a Reporting Person acting in good faith will invoke FDA’s disciplinary policy and any person who retaliates against a Reporting Person will be subject to sanctions up to and including

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termination of employment. FDA recommends that Reporting Persons approach FDA with any concerns related to possible or actual violations of securities laws but does not prohibit Reporting Persons from voluntarily communicating with the SEC or other regulatory authority regarding possible or actual violations of securities law. Furthermore, FDA does not prohibit Reporting Persons from recovering an SEC whistleblower award.

Reporting Persons are required to promptly report irregularities and suspected violations of the Code of Ethics and compliance policies (compliance violations) to the CCO.

The failure of an employee to report suspicious activity which pertains to a serious act of noncompliance may expose the employee to an enforcement action by the SEC based on the legal doctrine of “willful blindness” which essentially posits that certain individuals, especially supervisors, who should have known that noncompliant activity was undertaken, cannot use the defense that they “did not know.”

The CCO will keep the identity of any Reporting Person confidential and privileged under all circumstances to the fullest extent allowed by law unless the Reporting Person has authorized FDA to disclose his/her identity. Following a formal investigation, the CCO will continue to protect the identity of the Reporting Person unless confidentiality is incompatible with a fair investigation, there is an overriding reason for identifying or otherwise disclosing the identity of such person, or disclosure is required by law, such as where a regulatory authority initiates an investigation of allegations contained in the complaint.

Any complaint filed under this policy which relates to the Tactical Advantage ETF must be reported to the CCO, who will escalate the complaint to Tidal Trust II as soon as reasonably practical. The CCO’s ability to protect the identity of a whistleblower will depend upon several variables, including the terms of the Sub-Advisory Agreement and other governing legal documents and applicable regulations.

Reporting Persons should submit complaints concerning compliance violations in accordance with the following procedures:

•	Complaints must be submitted in writing and mailed or delivered in a sealed envelope addressed to the CCO.
•	The content of the complaint must be sufficiently detailed to include a summary of the complaint, date(s) of alleged wrongdoing, parties involved in the wrongdoing, and how the Reporting Person learned about the suspected violation.
•	If appropriate, the Reporting Person may request an opportunity to discuss the complaint with the CCO by indicating such intent and including their identity in the complaint.
o	Reporting Persons may report compliance violations on an anonymous basis. Any employee that contemplates making an anonymous complaint must realize that anonymous complaints are, by their nature, susceptible to abuse, less dependable, and more difficult to resolve. In addition, employees considering making an anonymous complaint should be aware that there may be rights and protections available to them if they identify themselves when making a complaint, and that these rights and protections may be lost if they make the complaint on an anonymous basis.

Therefore, FDA encourages employees to identify themselves when making reports of compliance violations.

Upon receipt of a complaint, the CCO will confirm that the complaint involves a compliance violation. An investigation will be conducted as quickly as possible, considering the nature and complexity of the complaint and the issues it raises. Prompt and appropriate remedial action will be taken as warranted in the judgment of the CCO. Any actions taken in response to a complaint will be conveyed to the Reporting Person to the extent allowed by law unless the complaint is submitted anonymously.

The CCO will maintain all complaints received, tracking their receipt, investigation, and resolution. All complaints and reports will be maintained in accordance with FDA’s confidentiality and record retention policies.

In the normal conduct of its business, FDA may use employment, severance, and non-disclosure agreements. Nothing contained in those agreements may prohibit current or former employees from voluntarily communicating with the SEC or other regulatory authorities about possible violations of law or from recovering

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an SEC whistleblower award. The CCO is responsible to ensure that all such agreements comply with this requirement, and to make clear to all employees who sign such agreements that FDA does not prohibit them from communicating with the SEC or seeking a whistleblower

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